

Mail Stop 3561

February 18, 2009

Yu Chang, Chief Executive Officer
China Agritech, Inc.
Room 3F No. 11 Building
Zhonghong International Business Garden
Future Business Center
Chaoyang North Road, Chaoyang District
Beijing, China 100024

Re: China Agritech, Inc.
Item 4.01 Form 8-K
Filed February 11, 2009
Item 4.01 Form 8-K/A1
Filed February 18, 2009
File No. 000-49608

Dear Mr. Chang:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K filed on February 11, 2009

1. Please revise the first paragraph to disclose the date you formally engaged Crowe Horwath LLP (Crowe) as your new independent accountants. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. In the third paragraph reference is made to the audit reports of Kabani & Co., LLP, as previously disclosed on Form 8-K as filed on April 24, 2008. Please revise to refer to the reports of Grobstein, Horwath & Company LLP and state whether their report(s) on the financial statements for either of the past two years contained an adverse options or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles. This would include disclosure of uncertainty regarding the ability to continue as a going concert in the accountant's report. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3. We note your disclosure in the fifth paragraph that Crowe did not advise you with respect to any of the matters described in paragraphs (a)(2)(i) or (ii) of Item 304 of Regulation S-B. Please revise your disclosure to refer to the appropriate paragraphs of Regulation S-K, as Regulation S-B no longer applies to you.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file and updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

5. We note the date of report on the cover page "February 11, 2009 (January 7, 2009)." Please note that the date of report should represent the date of the earliest event reported in your Form 8-K.

Closing Comments

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Jing Zhang, Esq.
        Via facsimile (202) 663-8007